INDEPENDENCE MINERAL HOLDINGS LLC

Estimated

Future Reserves and Income

Attributable to Certain

Royalty Interests

SEC Parameters

As of

December 31, 2025

/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
TBPELS License No. 100578
Managing Senior Vice President
                [SEAL]
RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

    TBPELS REGISTERED ENGINEERING FIRM F-580
    1100 LOUISIANA SUITE 4600    HOUSTON, TEXAS 77002-5294    TELEPHONE (713) 651-9191

        January 21, 2026

Brian Periman
Vice President of Corporate Reserves
Independence Mineral Holdings LLC
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002

Dear Mr. Periman:

At the request of Crescent Energy Company (Crescent), Ryder Scott Company, L.P. (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves, future production and discounted future net income of Independence Mineral Holdings LLC (IMH) as of December 31, 2025 prepared by Crescent’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). IMH is a wholly-owned subsidiary of Crescent. Our reserves audit, completed on January 21, 2026 and presented herein, was prepared for public disclosure by Crescent in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves and income data shown herein represent Crescent’s estimated net reserves and income data attributable to the royalty interests in certain properties owned by IMH and the portion of those reserves and income data reviewed by Ryder Scott, as of December 31, 2025. The properties reviewed by Ryder Scott incorporate Crescent’s reserves determinations and are located within the contiguous United States, primarily in the states of Colorado, Oklahoma, Pennsylvania, and Texas.

The properties reviewed by Ryder Scott account for a portion of IMH’s total net proved liquid hydrocarbon and gas reserves as of December 31, 2025. Based on the estimates of total net proved reserves and income prepared by Crescent, the reserves audit conducted by Ryder Scott addresses approximately 87 percent of the total proved net reserves of IMH on a barrel of oil equivalent, BOE basis or 88 percent of the total proved discounted future net income discounted at 10% of IMH as of December 31, 2025. In addition, and based on information provided by Crescent, the total properties owned by IMH account for approximately 2% of Crescent’s total net proved reserves, on a barrel of oil equivalent, BOE basis as of December 31, 2025.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserves quantities and/
    SUITE 2800, 350 7TH AVENUE, S.W.    CALGARY, ALBERTA T2P 3N9    TEL (403) 262-2799
    555 17TH STREET, SUITE 985    DENVER, COLORADO 80202    TEL (303) 339-8110

Independence Mineral Holdings LLC
January 21, 2026

or Reserves Information.” Reserves Information may consist of various estimates pertaining to the extent and value of petroleum properties.

Based on our review, including the data, technical processes and interpretations presented by Crescent, it is our opinion that the overall procedures and methodologies utilized by Crescent in preparing their estimates of the proved reserves, future production and discounted future net income as of December 31, 2025 comply with the current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Crescent are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The estimated reserves and future net income amounts presented in this report are related to hydrocarbon prices. Crescent has informed us that in the preparation of their reserves and income projections, as of December 31, 2025, they used average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary considerably from the prices required by SEC regulations. The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net reserves and net income data as estimated by Crescent attributable to IMH's interest in properties that we reviewed and for those that we did not review are summarized below:

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Royalty Interests of
Independence Mineral Holdings LLC

As of December 31, 2025

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Audited by Ryder Scott Net Reserves
Oil/Condensate – MBBL	2,775	185	566	3,526
Plant Products – MBBL	2,584	104	300	2,988
Gas – MMCF	50,322	738	2,381	53,441

Income Data ($M)
Future Gross Revenue	$384,738	$15,848	$49,077	$449,663
Deductions	26,238	1,295	3,640	31,173
Future Net Income (FNI)	$358,500	$14,553	$45,437	$418,490

Discounted FNI @ 10%	$187,937	$10,598	$31,939	$230,474
Not Audited by Ryder Scott Net Reserves
Oil/Condensate – MBBL	419	9	54	482
Plant Products – MBBL	332	19	27	378
Gas – MMCF	7,362	471	507	8,340

Income Data ($M)
Future Gross Revenue	$55,418	$2,306	$5,609	$63,333
Deductions	4,813	229	304	5,346
Future Net Income (FNI)	$50,605	$2,077	$5,305	$57,987

Discounted FNI @ 10%	$26,059	$1,296	$3,591	$30,946
Total Net Reserves
Oil/Condensate – MBBL	3,194	194	620	4,008
Plant Products – MBBL	2,916	123	327	3,366
Gas – MMCF	57,684	1,209	2,888	61,781

Income Data ($M)
Future Gross Revenue	$440,156	$18,154	$54,686	$512,996
Deductions	31,051	1,524	3,944	36,519
Future Net Income (FNI)	$409,105	$16,630	$50,742	$476,477

Discounted FNI @ 10%	$213,996	$11,894	$35,530	$261,420

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (MBBL). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The future gross revenue is after the deduction of production taxes. Since the properties in this report just comprise royalty interests, the deductions only include certain gathering, processing, and transportation fees, as well as ad valorem taxes. However, additional direct operating costs were incorporated in Crescent’s determination of economic limits. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various proved reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved developed non-producing reserves included herein consist of the shut-in status category.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Crescent’s request, this report addresses only the proved reserves attributable to the properties reviewed herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The reserves for the properties included herein were estimated by performance methods, analogy, or a combination of methods. In general, the reserves attributable to producing wells and/or reservoirs were estimated by performance methods or a combination of methods. These performance methods include, but may not be limited to, decline curve analysis which utilized extrapolations of historical production and pressure data ending between April 2025 and November 2025, depending on the availability of data for a given case and in those cases where such data were considered to be definitive. The data used in these analyses were furnished to Ryder Scott by Crescent or obtained from public data sources and were considered sufficient for the purpose thereof. In certain cases, producing reserves were estimated by analogy or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the estimates was considered to be inappropriate

The reserves for the properties included herein attributable to the non-producing and the undeveloped status categories were estimated by analogy. The data utilized from the analogues incorporated into our analysis were considered sufficient for the purpose thereof.

To estimate economically producible proved oil and gas reserves and related future net cash flows, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Crescent relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by Crescent for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

The initial SEC hydrocarbon benchmark prices in effect on December 31, 2025 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by Crescent for the geographic area reviewed by us.

The product prices that were actually used by Crescent to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by Crescent were accepted as factual data and reviewed by us for their reasonableness using information furnished by Crescent for this purpose.

The table below summarizes Crescent’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Crescent’s “average realized prices.” The average realized prices shown in the table below were determined from Crescent’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Crescent’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for the geographic area reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
United States	Oil/Condensate	WTI Cushing	$65.34/Bbl	$64.46/Bbl
	NGLs	WTI Cushing	$65.34/Bbl	$24.53/Bbl
	Gas	Henry Hub	$3.387/MMBTU	$3.06/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Crescent’s individual property evaluations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserves estimates reviewed. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Gathering, processing, and transportation costs were furnished by Crescent are based on the operating expense reports of IMH and include only those costs directly applicable to the leases or wells for the properties reviewed by us. The operating costs furnished by Crescent were accepted as factual data and reviewed by us for their reasonableness using information furnished by Crescent for this purpose. Since the properties evaluated herein include only royalty interests, Crescent assumed and applied additional fixed operating costs in order to calculate economic limits. We accepted these additional fixed operating costs as presented to us and reviewed them for reasonableness; however, we have not conducted an independent verification of the data used by Crescent for their estimates. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Since the properties in this report only comprise royalty interests, no abandonment or development costs were incorporated by Crescent in their economic evaluation. Furthermore, no economic feasibility test was necessary for the non-producing and undeveloped cases due to their in-progress development status, as described below.

All of the proved non-producing and undeveloped reserves for the properties reviewed by us are associated with wells that are known to be in progress from public data sources (i.e., spudded, drilled, or completed). Crescent utilized this development status as evidence of development commitment by the operators involved and their intention to bring the applicable reserves online in 2026. Ryder Scott has accepted Crescent’s development assumptions and estimated schedule for the start of production as reasonable. Additionally, Crescent has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their assumed plans. While these plans could change from those under existing economic conditions as of December 31, 2025, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Crescent were held constant throughout the life of the properties.

For wells currently on production, Crescent’s forecasts of future production rates are based on the historical performance of each individual well. If no production decline trend has been established for a given well, future production rates and decline trends were based on analogous wells.

The initial rates performance trends of analogous wells were used by Crescent to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Crescent. Wells or locations that are not currently producing may start producing earlier or later than anticipated in Crescent’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

The operations for the properties in which IMH owns an interest may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbon, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a review of the properties in which IMH owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Crescent for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Crescent are responsible for the preparation of reserves estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their worknotes and supporting data in the course of our audit.

Crescent has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of Crescent’s forecast of future proved production and income, we have relied upon data furnished by Crescent with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, development plans, product prices based on the SEC regulations, adjustments or differentials to product prices, and base maps. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Crescent. We consider the factual data furnished to us by Crescent to be appropriate and sufficient for the purpose of our review of Crescent’s estimates of reserves and future net income. In summary, we consider the assumptions, data, methods and analytical procedures used by Crescent and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by Crescent, it is our opinion that the overall procedures and methodologies utilized by Crescent in preparing their estimates of the proved reserves, future production and discounted future net income as of December 31, 2025 comply with the current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Crescent are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards. Ryder Scott found the processes and controls used by Crescent in their estimation of proved reserves to be effective and, in the aggregate, we found no bias in the utilization and analysis of data in estimates for these properties.

We were in reasonable agreement with Crescent’s estimates of proved reserves, future production and discounted future net income for the properties which we reviewed; although in certain cases there was more than an acceptable variance between Crescent's estimates and our estimates due to a difference in interpretation of data. However notwithstanding, it is our opinion that on an aggregate basis the data presented herein for the properties that we reviewed fairly reflects the estimated net reserves, future production and discounted future net income owned by IMH.

Other Properties

Other properties, as used herein, are those properties of IMH which we did not review. The proved net reserves attributable to the other properties account for approximately 13 percent of the total proved net liquid hydrocarbon and gas reserves of IMH on a barrel of oil equivalent, BOE basis, based on estimates prepared by Crescent as of December 31, 2025. The other properties represent approximately 12 percent of the total proved
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

discounted future net income at 10% based on SEC price and cost parameters as taken from reserves and income projections prepared by Crescent as of December 31, 2025.

The same technical personnel of Crescent were responsible for the preparation of the reserves estimates for the properties that we reviewed as well as for the properties not reviewed by Ryder Scott.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Crescent and IMH. Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third-party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Crescent.

Crescent makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Crescent has certain registration statements filed with the SEC under the 1933 Securities Act into which certain subsequently filed reports are incorporated by reference. We consent to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Crescent, of the references to our name, as well as to the references to our third-party report for Crescent, which appears in certain reports filed by Crescent. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Crescent.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

We have provided Crescent with a digital version of the original signed copy retained in our files. In the event there are any differences between the digital version included in filings made by Crescent and the original signed copy, the original signed file copy shall control and supersede.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Independence Mineral Holdings LLC
January 21, 2026

    The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

        /s/ Stephen E. Gardner
    Stephen E. Gardner, P.E.
        TBPELS License No. 100578        [SEAL]
        Managing Senior Vice President

SEG (DRO)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide, as well as for coordinating and supervising the evaluations of staff and consulting engineers of the company. Mr. Gardner is also a member of Ryder Scott’s Board of Directors. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner’s geographic and job specific experience, please refer to the Ryder Scott Company website at https://ryderscott.com/employees/denver-employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is a member of the Society of Petroleum Engineers (SPE) and a former director of the Society of Petroleum Evaluation Engineers (SPEE). He currently serves as an officer for SPEE at the international level.
In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2025 continuing education hours, Mr. Gardner attended multiple technical conferences, including the SPEE Annual Meeting, which he directed, and the annual Ryder Scott Reserves Conference. These conferences covered a variety of reserves topics including analysis techniques for unconventional reservoirs, geothermal energy, reserves definitions and guidelines, SEC comment letter trends, ethics, and others. In addition, Mr. Gardner participated in various local technical seminars and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, M&A trends, regulatory issues, enhanced geothermal systems, and more.
Based on his educational background, professional training and approximately 20 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.
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PETROLEUM RESERVES DEFINITIONS

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or
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PETROLEUM RESERVES DEFINITIONS

an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)completion intervals that are open at the time of the estimate but which have not yet started producing;
(2)wells which were shut-in for market conditions or pipeline connections; or
(3)wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

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